UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

Luk Siu Fung Mark
Vice Chairman and Executive Director
RIKU DINING GROUP Ltd
46/F, Lee Garden One, 33 Hysan Avenue
Causeway Bay, K3

Re: RIKU DINING GROUP Ltd
Draft Registration Statement on Form F-1
Submitted March 13, 2025
CIK No. 0002058976

Dear Luk Siu Fung Mark:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 13, 2025

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. In this regard, we note your disclosures on pages 5 and 25. Your disclosure should be expanded to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to

significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Disclose on the cover page how regulatory actions related to your business in Hong Kong poses risks to you, such as enforceability of civil liabilities, anti-monopoly concerns, and China's Enterprise Tax Law and whether such regulations have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Please also include such risk factor disclosure in appropriate sections and discuss how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Make consistent revisions in your Prospectus Summary and Risk Factors.

3. Please briefly describe the "additional items of value" you will be paying to the underwriters in connection with this offering.

4. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary, page 1

5. Refer to the first sentence under the section titled "Transfers of Cash to and From Our Subsidiaries" on page 3. Disclose the source of "[y]our cash management policies and procedures" (e.g., whether they are contractual in nature, pursuant to regulations, etc.). In this regard, we also note your disclosure on page 4, stating that "[y]our CA Operating Subsidiaries do not maintain cash management policies or procedures" and that "[o]ther than the above, [you] did not adopt or maintain any cash management policies and procedures." Please revise your disclosure to clarify whether other entities involved in the Corporate Reorganization, including the HK Operating Subsidiaries, maintain such policies or procedures. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to

transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors. Make consistent revisions in your resale prospectus.

6. Provide a clear description of how cash is transferred through your organization. In this regard, we note your disclosure on page 4: "As of the date of this prospectus, no transfers were made from the Company to its CA Operating Subsidiaries." We also note similar disclosure on page Alt-9. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries (other than CA Operating Subsidiaries), and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

7. We note your disclosure under "Risks Related to Doing Business in Hong Kong." Please expand this section to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise page 25 to reflect any additional disclosure.

8. We note your disclosure regarding, among other things, "Hong Kong's Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws" on pages 5 and 26. Please expand your disclosure to discuss how relevant regulatory actions have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, please disclose the basis for your disclosure that you "do not expect to be subject to any cybersecurity

review by Hong Kong and PRC government authorities for this Offering," on page 25. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors
Failure to cost-effectively acquire new customers . . . ., page 13

10. Revise to clarify whether you have a membership or rewards program that facilitates your ability to track new and existing customers. If so, provide quantified data around the growth of such categories using your financial statement reporting periods as comparative reference points.

Our financial condition and results of operations in Canada depend, ..., page 14

11. Please revise to provide additional disclosure regarding the limitations on enforcement of obligations to the Company due to bankruptcy or insolvency of any sub-franchisee.

Rising commodity prices or other operating costs, ..., page 16

12. We note your risk factor indicating that rising prices could adversely affect your financial performance. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Make consistent revisions in your discussion of "Efficient Restaurant Operations," as needed.

There are political risks associated with conducting business in Hong Kong., page 26

13. Refer to the second paragraph under this section. Please revise to clarify what "other recent actions" entail.

Industry Review, page 41

14. We note your reference to the Frost & Sullivan Report commissioned by you. Please file a consent as an exhibit in connection with the use of the Report in accordance with Rule 436 of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 67

15. For each of your revenue and expense categories, please revise to discuss the reasons underlying the factors causing material changes in your revenues and expenses. For example, discuss the reason customer traffic decreased at your self-operated restaurants. Refer to Item 5 of Form 20-F.

Revenue, page 68

16. Please revise to quantify impacts of changes in price and volume on revenue. Refer to Item 5.A.1 of Form 20-F. In addition, please revise your revenue discussions to quantify the effects of new restaurant openings to your revenue and, if known, to

further categorize your revenue streams between those from new restaurant sales and existing restaurant sales.

Business
Our Growth Strategies, page 88

17. We note your disclosure regarding your plan "to continue expanding [y]our global presence through a combination of new restaurant openings and strategic sub-franchising," including in "major U.S. cities." Please revise your disclosure to elaborate upon such plans by quantifying historical new store and sub-franchise openings for the financial reporting periods disclosed and, if known, projected new store and sub-franchise openings in the near future and specific locations. If your master franchise agreement requires you to open a certain minimum number of stores, revise to quantify as much. In an appropriate place in your prospectus, revise to discuss relevant costs of such expansions, including real estate costs, and risks particular to the region, such as labor costs associated with changes in immigration policies in the United States, changes in tariff policies against other countries, including Canada and Japan, and market saturation.

18. We note that you "intend to manufacture and sell packaged ramen in supermarkets across Canada." Please discuss, to the extent material, anticipated distribution date, costs incurred to date and budgeted costs associated with the new product, or advise.

Supply Chain Network, page 93

19. We note your disclosure that you "do not currently have written contracts with any of our suppliers." However, we note your disclosure on page 97 under "Supply Chain Obligations" section, explaining how you "source certain key ingredients" directly from Ajisen Franchisor. Revise to elaborate upon your obligations to your franchisor.

Our Relationships with Certain Franchisors, page 96

20. We note your use of "a certain percentage" to describe the franchise fees you are required to pay and the sub-franchise fees required to be paid to you under this section and elsewhere. Please revise to provide the actual amount(s), range(s), or description of customary amounts (e.g., low single digits).

21. Please file as exhibits your agreements (or form of agreement, if standardized) with sub-franchisees, including the "sub-franchise agreements" for Ajisen Ramen sub-franchisees in Canada, and "[y]our own separate arrangement" with each sub-franchisee for Yakiniku Kakura and Ufufu Café in Hong Kong. Otherwise, provide us with your legal analysis as to why they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Regulations, page 102

22. Revise to consistently provide a description of the material effects of government regulations on the company’s business, consistent with Item 4.B.8 of Form 20-F. For example, we note your disclosure under "Demerit points system" section on page 103. Please revise to state whether any "demerit points" have been registered against the HK Operating Subsidiaries.

Related Party Transactions, page 119

23. Revise to clarify your description of the nature of the relationship with you and Unico HK Corporation Limited by identifying the senior executive and legal representative in common, consistent with Item 7.B of Form 20-F.

24. We note the following disclosure under "Due from related parties" on page 120: "The Company expects to fully collect the September 30, 2024 due from related parties balance by the end of March 2025." Please revise to update whether the Company has fully collected the dues as of end of March 2025.

Enforcement of Civil Liabilities, page 140

25. We note your disclosure that "all of [y]our directors and executive officers named in this prospectus reside in Canada and Hong Kong and most of their assets are located in Canada and Hong Kong." Please revise to identify the relevant individuals residing in Hong Kong, or advise.

Report of Independent Registered Public Accounting Firm, page F-2

26. Please provide a conformed signature in the audit report and confirm to us that you received a signed report from the auditor.

Management service fees, page F-14

27. You disclose that management service fees are recognized over the period when the services are rendered on a continuous basis. Please specifically disclose the period services are rendered, such as monthly or amortized over the contracted period.

Notes to Consolidated Financial Statements
Note 1 - Organization and Business Description
Revenue recognition
Franchise revenue, page F-14

28. We note that you recognized franchise fees at a point in time when you satisfy your performance obligations, which you determined to be when the sub-franchisee begins operations. Please tell us why you do not recognize the franchise fees over the expected period of benefit of the franchise, which appears to be the franchise agreement's duration.

Item 7. Recent Sales of Unregistered Securities, page I-1

29. We note your disclosure that "[t]he Company has not issued or sold any other securities" other than "one Ordinary Share" issued to "Mr. Mark Luk." According to your disclosure elsewhere, including on page 2, the Controlling Shareholder, Selling Shareholders, and "Other Shareholders" will hold shares of the Company "Pre-IPO." Please provide the information called for by Item 7 of Form F-1 and Item 701 of Regulation S-K, or advise.

Signatures, page I-4

30. You indicate here that Mr. Ngai will sign the registration statement as the Chief Financial Officer of another entity. Revise to provide the signature for your principal

financial officer, controller or principal accounting officer at the time of effectiveness of the registration statement.

General

31. Refer to page Alt-1 of the Resale Prospectus. We note your disclosure that your company structure "involves unique risks to investors" and discussion about the impact to your business in the event that your Hong Kong subsidiaries were to become subject to PRC laws and regulations. Please revise to state that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. In this regard, we note that you refer the reader to "'Risk Factors -- Risks Related to our Corporate Structure' for further information," but that section does not include relevant discussions pertaining to your "structure."

32. Please file your term loan facility agreements with RBC as exhibits or provide us with your legal analysis as to why they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

33. Please file as exhibits the "Lock-Up Agreements" described in the Draft Registration Statement, including on pages 11 and 142, or provide us with your legal analysis as to why they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

34. We note your disclosure on pages 115, stating that, you "intend to rely on certain . . . exemptions [from corporate governance requirements] under the Nasdaq listing rules" as a "controlled company." We also note similar disclosure elsewhere, including on page Alt-14. However, you state the following on page Alt-1: "However, even if we are deemed as a 'controlled company,' we do not intend to avail ourselves of the corporate governance exemptions afforded to a 'controlled company' under the Nasdaq Stock Market Rules." Please revise to reconcile these differences.

Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Janeane Ferrari